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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                             Intercell Corporation

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                               (Name of Issuer)

           Series E Voting Convertible Preferred Stock, no par value
                          Common Stock, no par value

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                        (Title of Class of Securities)

                                   458441300

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                                (CUSIP Number)

                             H. Glenn Bagwell, Jr.
                            Triad Technologies, LLC
                        3005 Anderson Drive, Suite 204
                               Raleigh, NC 27609
                                (919) 785-3113

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 30, 2000

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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 458441300

                1.   Names of Reporting Persons. I.R.S. Identification Nos. of
                       above persons (entities only).
                     Triad Technologies, LLC

                2.   Check the Appropriate Box if a Member of a Group (See
                       Instructions)
                     (a)    [ ]
                     (b) [X] The Reporting Person describes a relationship with another person but does not affirm the existence of a group. See Item 6.

                3.   SEC Use Only

                4.   Source of Funds (See Instructions)      WC, OO

                5.   Check if Disclosure of Legal Proceedings Is Required
                       Pursuant to Items 2(d) or 2(e) [ ]

                6.   Citizenship or Place of Organization      Nevada, USA

Number of       7.   Sole Voting Power
Shares               300 shares of Series E Voting Convertible Preferred Shares
Beneficially         ("Series E Preferred Stock") convertible into 2,580,000
Owned by             shares of common stock ("Common Stock") of Intercell
Each                 Corporation and an additional 7,602,583 shares of Common
Reporting            Stock
Person With
                8.   Shared Vo ting Power
                     -0-

                9.   Sole Dispositive Power
                     300 shares of Series E Preferred Stock convertible into 2,580,000 shares of Common Stock and an additional 7,602,583 shares of Common Stock

               10.   Shared Dispositive Power
                     -0-

               11.   Aggregate Amount Beneficially Owned by Each Reporting
                       Person
                     300 shares of Series E Preferred Stock convertible into 2,580,000 shares of Common Stock and an ad ditional 7,602,583 shares of Common Stock

               12.   Check if the Aggregate Amount in Row (11) Excludes Certain
                       Shares (See Instructions) [ ]

               13.   Percent of Class Represented by Amount in Row (11)
                     300 shares of Series E Preferred Stock represents 30% of the Series E Preferred Stock and the 10, 182,583 shares of Common Stock (which includes the 2,580,000 shares of Common Stock issued upon the conversi on of the Series E Preferred Stock) represents 5.9% of the Common Stock*

               14.   Type of Reporting Person (See Instructions)   00

*Assumes that all of the outstanding exercisable or convertible securities of Intercell Corporation are exercised or converted into shares of Common Stock

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CUSIP No. 458441300

                1.  Names of Reporting Persons. I.R.S. Identification Nos. of
                      above persons (entities only).
                    H. Glenn Bagwell, Jr.

                2.  Check the Appropriate Box if a Member of a Group (See
                      Instructions)
                    (a)    [ ]
                    (b) [X] The Reporting Person describes a relationship with another person but does not affirm the existence of a group. See Item 6.

                3.  SEC Use Only

                4.  Source of Funds (See Instructions)      WC, OO, PF

                5.  Check if Disclosure of Legal Proceedings Is Required
                      Pursuant to Items 2(d) or 2(e) [ ]

                6.  Citizenship or Place of Organization     USA

Number of       7.  Sole Voting Power
Shares              300 shares of Series E Voting Convertible Preferred Shares
Beneficially        ("Series E P referred Stock") co nvertible into 2,580,000
Owned by            shares of common stock ("Common Stock") of Intercell
Each                Corporation and an additional 8,068,583 shares of Common
Reporting           Stock
Person With
                8.  Shared Voting Power
                    -0-

                9.  Sole Dispositive Power
                    300 shares of Series E Preferred Stock convertible into 2,580,000 shares of Common Stock and an additional 8,068,583 shares of Common Stock

               10.  Shared Dispositive Power
                    -0-

               11. Aggregate Amount Beneficially Owned by Each Reporting Person 300 shares of Series E Preferred Stock convertible into 2,580,000 shares of Common Stock and an additional 8,068,583 shares of Common Stock

               12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                      Shares (See Instructions) [ ]

               13.  Percent of Class Represented by Amount in Row (11)
                    300 shares of Series E Preferred Stock represents 30% of the Series E Preferred Stock and the 10, 648,583 shares of Common Stock (which includes the 2,580,000 shares of Common Stock issued upon the conversi on of the Series E Preferred Stock) represents 6.2% of the Common Stock*

               14.  Type of Reporting Person (See Instructions)   IN

*Assumes that all of the outstanding exercisable or convertible securities of Intercell Corporation are exercised or converted into shares of Common Stock

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Item 1.  Security and Issuer

     This statement relates to the common stock, no par value (the "Common Stock") and the Series E Voting Convertible Preferred Shares (the "Series E Preferred Stock") of Intercell Corporation (the "Issuer"), whose principal executive offices are located at 370 17th Street, Suite 3580, Denver, CO 80202.

Item 2.  Identity and Background

(a) - (c) This statement is being filed by Triad Technologies, LLC ("Triad") and
          H. Glenn Bagwell, Jr., Esq. (the "Control Person" and collectively with Triad, the "Reporting Persons"). Triad is a Nevada holding company. The principal offices of Triad and the business address for the Control Person are located at 3005 Anderson Drive, Suite 204, Raleigh, NC 27609. The principal employment of the Control Person is as an attorney and is the sole manager of Triad.

(d) - (e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Control Person is a United States citizen. Triad is a Nevada limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Persons acquired 300 shares of Series E Preferred Stock (convertible into 2,580,000 shares of Common Stock) for $30,000 cash. The Reporting Persons also acquired the 7,602,583 shares of Common Stock from the former owners of the Series D Preferred Shares of the Issuer in exchange for securities that were valued at $5.00 per share for a total of $1,040,000 and for an additional $400,000 cash. Certain shares of the Common Stock are held as collateral by the former owners of the securities, Robert Macri and Bo Wiley and if no default occurs, will revert to Triad.

     The source of all consideration was the working capital of Triad.

Item 4.  Purpose of Transaction

     The purpose of the acquisition by the Reporting Persons of the 300 shares of Series E Preferred Stock convertible into 2,580,000 shares of Common Stock and the additional 7,602,583 shares of Common Stock was to facilitate a re-incorporation, recapitalization and refinancing of the Issuer based on the agreement between Triad, the Issuer and Technology Investors, LLC that is attached hereto as Exhibit 1.00. The prior acquisitions of Common Stock held by the Control Person was for general investment purposes.

Item 5.  Interest in Securities of the Issuer

(a) (i) 10,182,583 shares of Common Stock (including 2,580,000 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock), representing 5.9% of the Common Stock of the Issuer on a fully-diluted basis and 300 shares of Series E Preferred Stock, representing 30% of the Series E Preferred Stock on a fully-diluted basis, are beneficially owned by Triad and (ii) 10,648,583 shares of Common Stock (including 2,580,000 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock), representing 6.2% of the Common Stock of the Issuer on a fully-diluted basis, are beneficially owned by the Control Person.

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(b)  Triad has sole voting power for all securities listed in (a)(i) above and the Control Person has sole voting power for all securities listed in
     (a)(ii) above.

(c) No transactions were effected by the Reporting Persons during the past 60 days or since the most recent filing on Schedule 13D.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from the Common Stock of the Issuer identified in paragraph (a) of this Item.

(e) No Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     Triad has an understanding with the holder of the other 700 shares of Series E Preferred Stock that it will vote its shares along with such other holder in accordance with Exhibit 1.00 attached hereto.

Item 7.  Material to be Filed as Exhibits

     (1.00)  Letter Agreement among the Issuer, Triad and Technology Investors,
             LLC

     (2.00)  Joint Filing Agreement between Triad and the Control Person

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                                   Signature

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated the 10th of April, 2000.

                              TRIAD TECHNOLOGIES, LLC

                                    By: /s/ H. Glenn Bagwell, Jr., Esq.
                                       ---------------------------------------
                                    Name:  H. Glenn Bagwell, Jr., Esq.
                                    Title: Member
                                          ------------------------------------

                              /s/ H. Glenn Bagwell, Jr., Esq.
                              ------------------------------------------------
                              Name:  H. Glenn Bagwell, Jr., Esq.

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                                 EXHIBIT INDEX


Exhibit No.                       Description

1.00      Letter Agreement among the Issuer, Triad and Technology Investors, LLC

2.00      Joint Filing Agreement between Triad and the Control Person